================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)
                             _______________________

                                 PROXYMED, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    744290305
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                  MARCH 2, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

-----------------------------                      -----------------------------
744290305                                                           Page 2 of 29
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,381,802
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,381,802
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,381,802
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                           Page 3 of 29
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,381,802
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,381,802
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,381,802
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                           Page 4 of 29
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 77, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,381,802
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,381,802
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,381,802
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                           Page 5 of 29
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,381,802
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,381,802
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,381,802
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                           Page 6 of 29
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestments III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,381,802
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,381,802
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,381,802
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                           Page 7 of 29
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestments IV, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,381,802
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,381,802
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,381,802
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                           Page 8 of 29
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,381,802
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,381,802
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,381,802
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                           Page 9 of 29
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,381,802
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,381,802
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,381,802
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                          Page 10 of 29
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,381,802
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,381,802
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,381,802
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
744290305                                                          Page 11 of 29
-----------------------------                      -----------------------------

Item 1.  Security and Issuer.

                  This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated April 5, 2002 (the "Original Schedule 13D"), as amended by Amendment No. 1, dated December 5, 2003 ("Amendment No. 1"), with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of ProxyMed, Inc., a Florida corporation (the "Company"). The address of the principal executive office of the Company is 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317.

Item 2.  Identity and Background.

                  Item 2 is hereby amended and restated in its entirety as follows:

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), General Atlantic Partners 77, L.P., a Delaware limited partnership ("GAP 77"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III"), GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GAP, GAP 74, GAP 77, GAPCO II, GAPCO III, GAPCO IV, GapStar and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and

-----------------------------                      -----------------------------
744290305                                                          Page 12 of 29
-----------------------------                      -----------------------------

GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 74 and GAP 77 is GAP. GAP is also the Managing Member of GapStar. GmbH Management is the general partner of KG. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter L.S. Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, David C. Hodgson, William O. Grabe, William E. Ford, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than certain GAP Managing Members) are also the general partners of GAPCO II and the managing members of GAPCO III and GAPCO IV. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Tinsley, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Currie and Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue NW, Suite 480, Washington DC 20037. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong,

-----------------------------                      -----------------------------
744290305                                                          Page 13 of 29
-----------------------------                      -----------------------------

is a citizen of the United States. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and restated in its entirety as follows:

                  The Original Schedule 13D was filed as a result of the closing of the transactions, on April 5, 2002, contemplated by the Stock and Warrant Purchase Agreement, dated March 26, 2002, by and among the Company, GAP 74, GAPCO II, GapStar and KG (the "Original Stock Purchase Agreement"), pursuant to which the Company sold to GAP 74, GAPCO II, GapStar and KG an aggregate of 1,569,366 shares of Common Stock at a price per share of $15.93, resulting in an aggregate purchase price of $25,000,000 and warrants to purchase 549,279 shares of Common Stock (the "Original Warrants") for an aggregate purchase price of $25,000. The exercise price for the Original Warrants is $15.93. The Original Warrants expire on April 5, 2004.

                  On July 8, 2003, pursuant to the terms of the Original Stock Purchase Agreement, the Company issued and sold to GAP 74, GAPCO II, GapStar and KG warrants to purchase 243,882 shares of Common Stock (the "Additional Warrants") for an aggregate purchase price of $1,000. The exercise price of the Additional Warrants is $16.50 per share. The Additional Warrants are exercisable in annual traunches of 81,294

-----------------------------                      -----------------------------
744290305                                                          Page 14 of 29
-----------------------------                      -----------------------------

shares based on the periodic achievement of certain revenue thresholds by the Company related to a services agreement the Company entered into on July 3, 2003 with First Data Resources, Inc. The Additional Warrants may not be exercised, if ever, until December 31, 2004, and therefore the Reporting Persons are not currently deemed to "beneficially own" the shares of Common Stock underlying the Additional Warrants (as provided in Rule 13d-3(d) of the General Rules and Regulations of the Exchange Act) and they are excluded from the aggregate number of shares listed in this Amendment No. 1.

                  This Amendment No. 2 is being filed as a result of the closing of the transactions, on March 2, 2004, contemplated by the Stock Purchase Agreement, dated as of December 5, 2003, among the Company, GAP 77, GAPCO II, GapStar, KG and certain other parties named therein (the "Second Stock Purchase Agreement"), pursuant to which the Company sold to GAP 77, GAPCO III, GAPCO IV, GapStar and KG an aggregate of 1,263,157 shares of Common Stock at a price per share of $14.25, resulting in an aggregate purchase price of $17,999,987.25. See
Item 6 for an additional description of the Second Stock Purchase Agreement.

                  All of the funds were obtained from contributions from partners of GAP 74, GAP 77, GAPCO II, GAPCO III, GAPCO IV, KG and GapStar.

Item 4.  Purpose of Transaction.

                  Item 4 is hereby amended and restated in its entirety as follows:

                  The Reporting Persons acquired (or will be acquiring) beneficial ownership of the shares of Common Stock described in this Amendment No. 2 for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock and dispose of some or all of the shares of Common Stock

-----------------------------                      -----------------------------
744290305                                                          Page 15 of 29
-----------------------------                      -----------------------------

owned by them. Additionally, on the date that is sixty days prior to the first date that the Additional Warrants may be exercised, and on each of the two succeeding anniversaries of such date, the Reporting Persons may acquire beneficial ownership of up to an additional 81,294 shares of Common Stock underlying the Additional Warrants.

                  Under the terms of the Original Stock Purchase Agreement, Braden R. Kelly was appointed to the Board of Directors of the Company (the "Board of Directors") effective as of April 5, 2002, and the Company agreed to cause an additional vacancy on the Board of Directors to be created and to cause such vacancy to be filled by a nominee of GAP 74. Accordingly, a vacancy was created and GAP 74 designated Kevin McNamara, who was appointed to the Board of Directors in September 2002.

                  None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of
Item 4.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof, GAP, GAP 74, GAP 77, GAPCO II, GAPCO III, GAPCO IV, GapStar, KG and GmbH Management each own of record or have the right to exercise Original Warrants for, no shares of Common Stock, 1,741,258 shares of Common Stock, 1,166,184, shares of Common Stock, 236,441 shares of Common Stock, 63,943 shares of Common Stock, 15,930 shares of Common Stock, 153,264 shares of Common Stock, 4,782 shares of Common Stock and no shares of Common Stock, respectively, representing 0.0%, 13.8%, 9.2%, 1.9%, 0.5%, 0.1%, 1.2%, 0.04% and 0.0% of the Company's issued and outstanding shares of Common Stock, assuming the exercise of all of the Original Warrants.

                  By virtue of the fact that (i) the GAP Managing Members (other than certain GAP Managing Members) are also the general partners authorized and

-----------------------------                      -----------------------------
744290305                                                          Page 16 of 29
-----------------------------                      -----------------------------

empowered to vote and dispose of the securities held by GAPCO II, (ii) the GAP Managing Members (other than certain GAP Managing Members) are also the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV, (iii) GAP is the general partner of GAP 74 and GAP 77 and the managing member of GapStar and (iv) the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,381,802 shares of Common Stock, or 26.8% of the Common Stock assuming exercise of all of the Original Warrants.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,381,802 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.

-----------------------------                      -----------------------------
744290305                                                          Page 17 of 29
-----------------------------                      -----------------------------

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

                  Item 6 is hereby amended and restated in its entirety as follows:

                  As noted above, the GAP Managing Members (other than certain GAP Managing Members) are authorized and empowered to vote and dispose of the securities held by GAPCO II, GAPCO III and GAPCO IV, and GAP is authorized and empowered to vote and dispose of the securities held by GAP 74, GAP 77 and GapStar. Certain of the GAP Managing Members are also authorized and empowered to vote and dispose of securities held by KG. Accordingly, GAP and the GAP Managing Members may, from time to time, consult among themselves and coordinate the Common Stock voting and disposition of the shares of the Company's shares of Common Stock, as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

                  As described in Item 3 above, on March 26, 2002, GAP 74, GAPCO II, GapStar and KG entered into the Original Stock Purchase Agreement pursuant to which GAP 74, GAPCO II, GapStar and KG purchased, on April 5, 2002, an aggregate of 1,569,366 shares of Common Stock for an aggregate purchase price of $25,000,000 and Original Warrants to purchase 549,279 shares of Common Stock (at an exercise price of $15.93 per share of Common Stock) for an aggregate purchase price of $25,000.

                  Pursuant to the Original Stock Purchase Agreement, the Company appointed Braden R. Kelly to the Board of Directors and agreed to cause another vacancy to be created and appoint a second designee of GAP 74 to fill such vacancy. Accordingly, a vacancy was created and GAP 74 designated Kevin McNamara, who was appointed to the Board of Directors in September 2002. As long as GAP 74, GAPCO II, GapStar and KG and their affiliates (as defined in Rule 12b-2 of the

-----------------------------                      -----------------------------
744290305                                                          Page 18 of 29
-----------------------------                      -----------------------------

General Rules and Regulations under the Exchange Act), which includes GAP 77, GAPCO III and GAPCO IV, continue to beneficially own in the aggregate at least 5% of the shares of Common Stock outstanding (assuming exercise of the Original Warrants), at each annual meeting of the stockholders of the Company held for the purpose of electing directors of the Company, GAP 74 shall be entitled to designate two designees to the Board of Directors.

                  As described in Item 3 above, on December 5, 2003, GAP 77, GAPCO II, GapStar, KG and certain other parties named therein entered into the Second Stock Purchase Agreement pursuant to which GAP 77, GAPCO II, GapStar and KG were entitled to purchase from the Company an aggregate of 1,263,157 shares of Common Stock at a price per share of $14.25. On February 25, 2004, GAP 77 and KG assigned a portion of their respective rights and obligations, and GAPCO II assigned all of its rights and obligations, under the Second Stock Purchase Agreement to purchase shares of Common Stock from the Company to GAPCO III and GAPCO IV. Accordingly, at the closing under the Second Stock Purchase Agreement, which occurred on March 2, 2004, GAP 77, GAPCO III, GAPCO IV, GapStar and KG purchased an aggregate of 1,263,157 shares of Common Stock at a price per share of $14.25, resulting in an aggregate purchase price of $17,999,987.25.

                  Pursuant to the terms of the Second Stock Purchase Agreement, GAP 74, GAP 77, GAPCO II, GAPCO III, GAPCO IV, GapStar and KG agreed to a one year "lock-up" provision with respect to all but an aggregate of 434,568 shares of Common Stock beneficially owned by each of GAP 74, GAP 77, GAPCO II, GAPCO III, GAPCO IV, GapStar and KG on the date hereof (the "Restricted Shares"). Accordingly, GAP 74, GAP 77, GAPCO II, GAPCO III, GAPCO IV, GapStar and KG may not transfer any

-----------------------------                      -----------------------------
744290305                                                          Page 19 of 29
-----------------------------                      -----------------------------

Restricted Shares prior to March 2, 2005, except (i) GAP 74, GAP 77, GAPCO II, GAPCO III, GAPCO IV, GapStar and KG may transfer, in the aggregate, so many Restricted Shares in any three month period as would be permitted pursuant to Rule 144(e)(1)(i) promulgated by the Securities and Exchange Commission under the Securities Act of 1933 (as in effect on December 5, 2003) whether or not Rule 144(e)(1)(i) is applicable and whether or not the other conditions set forth in Rule 144 are satisfied, (ii) to affiliates of GAP 74, GAP 77, GAPCO II, GAPCO III, GAPCO IV, GapStar or KG, (iii) in connection with a sale of the Company and (iv) in any other transfer which has been approved in advance by the Board of Directors.

                  Simultaneously with the closing under the Second Stock Purchase Agreement, the Company, GAP 74, GAP 77, GAPCO II, GAPCO III, GAPCO IV, GapStar, KG and certain other parties named therein entered into the Amended and Restated Registration Rights Agreement, dated March 2, 2004 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, GAP 74, GAP 77, GAPCO II, GAPCO III, GAPCO IV, GapStar and KG, as a group, have one demand registration right for an underwritten offering and customary "piggy-back" registration rights pursuant to which they will have a right to participate in registrations initiated by the Company or other stockholders of the Company. Additionally, GAP 74, GAP 77, GAPCO II, GAPCO III, GAPCO IV, GapStar and KG have the right to request that the Company file a "shelf" registration statement on Form S-3 under the Securities Act, allowing for public sales of some or all of the shares of Common Stock held by such parties on a continuous basis.

                  The foregoing summaries of the Original Stock Purchase Agreement, the Original Warrants, the Second Stock Purchase Agreement and the Registration Rights

-----------------------------                      -----------------------------
744290305                                                          Page 20 of 29
-----------------------------                      -----------------------------

Agreement are qualified in their entirety by reference to Exhibits 6, 7, 8 and 9 which are incorporated by reference herein. Item 7. Materials to be Filed as Exhibits.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney dated January 5, 2004 appointing Thomas J. Murphy Attorney-in-Fact for GAP.

                  Exhibit 3: Power of Attorney dated January 5, 2004 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

                  Exhibit 4: Power of Attorney dated March 3, 2004 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO III.

                  Exhibit 5: Power of Attorney dated March 3, 2004 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO IV.

                  Exhibit 6: Stock and Warrant Purchase Agreement, dated March 26, 2002, by and among ProxyMed, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and GAPCO GmbH & Co. KG (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K as filed with the Securities and Exchange Commission on March 29, 2002).

                  Exhibit 7: Form of Common Stock Purchase Warrants (incorporated by reference to Exhibit 5 of the Original Schedule 13D as filed with the Securities and Exchange Commission on April 8, 2002).

                  Exhibit 8: Stock Purchase Agreement, dated as of December 5, 2003, by and among the Company, GAP 77, GAPCO II, GapStar, KG and certain other parties named therein (incorporated by reference to Exhibit 2.2 of Form S-4 as filed by the Company with the Securities and Exchange Commission on December 9, 2003).

-----------------------------                      -----------------------------
744290305                                                          Page 21 of 29
-----------------------------                      -----------------------------

                  Exhibit 9: Amended and Restated Registration Rights Agreement, by and among the Company, GAP 74, GAP 77, GAPCO II, GAPCO III, GAPCO IV, GapStar, KG and certain other parties named therein.

-----------------------------                      -----------------------------
744290305                                                          Page 22 of 29
-----------------------------                      -----------------------------

                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 4, 2004.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 77, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAP COINVESTMENTS III, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact

-----------------------------                      -----------------------------
744290305                                                          Page 23 of 29
-----------------------------                      -----------------------------


                                   GAP COINVESTMENTS IV, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its managing member

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAPCO GMBH & CO. KG

                                   By:  GAPCO Management GmBH,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Procuration Officer


                                   GAPCO MANAGEMENT GMBH

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Procuration Officer